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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
ᴀ66036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT NETWORK, INC.
GARY L. ARNOLD, PRESIDENT

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

484 SOUTH MILLER ROAD, SUITE 101
                    (No. and Street)

FAIRLAWN	OHIO	44333-4176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GARY L. ARNOLD   330-564-0568
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

484 SOUTH MILLER ROAD	FAIRLAWN	OHIO	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___GARY L. ARNOLD_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___INVESTMENT NETWORK, INC._____ , as

of ___DECEMBER 31_____ , 20 _04___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

___PRESIDENT_____

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT NETWORK, INC.
Financial Statements
Year Ended December 31, 2004

INVESTMENT NETWORK, INC.
Financial Statements
December 31, 2004

INDEX

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331   FAX 330-869-9991
http://www.dkc-cpa.com

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
INVESTMENT NETWORK, INC.
FAIRLAWN, OHIO

We have audited the accompanying balance sheet of Investment Network, Inc. (an Ohio S Corporation), as of December 31, 2004 and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Network, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules on pages 9 thru 14 is supplementary information required by rule 17a5 of the Securities and Exchange Commission. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 21, 2005

INVESTMENT NETWORK, INC.
Balance Sheet
December 31, 2004

Current Assets		
Cash	$	30,465
Deposit with Clearing Organization		50,180
Accounts Receivable - Trade		12,024
Prepaid Expenses		1,374
Total Current Assets		94,043
Office Equipment		6,710
Less: Accumulated Depreciation		1,916
Net Office Equipment		4,794
Other Assets		
Organization Costs (Net of $150 Amortization)		300
TOTAL ASSETS	$	99,137

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable - Commissions	$	9,917
Accrued and Withheld Payroll Taxes		841
Total Current Liabilities		10,758
Liabilities Subordinated to Claims of General Creditors		
Note Payable - Shareholder		75,000
Stockholder's Equity		
Capital Stock 100 Shares Authorized, Issued and		
Outstanding, No Par Value		10,000
Additional Paid in Capital		39,883
Retained Earnings (Deficit)		(36,504)
Total Stockholder's Equity		13,379
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	99,137

The Accompanying Notes Are An Integral Part of These Statements

INVESTMENT NETWORK, INC.
Statement of Income and Retained Earnings (Deficit)
For Year Ended December 31, 2004

Revenues: Commissions & Fees	$ 119,286
Less:	
Commissions	84,918
Trading Fees	3,382
Net Revenues	30,986
Operating Expenses	45,989
(Loss) From Operations	(15,003)
Other Income (Expense):	
Interest Income	599
Interest (Expense)	(2,628)
Total Other Income (Expense)	(2,029)
NET LOSS	(17,032)
Retained Earnings (Deficit) - Beginning of Year	(19,472)
Retained Earnings (Deficit) - End of Year	$ (36,504)

The Accompanying Notes Are An Integral Part of These Statements

INVESTMENT NETWORK, INC.
Statement of Changes in Stockholder's Equity
For Year Ended December 31, 2004

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance - January 1, 2004	$ 10,000	$ 6,902	$ (19,472)	$ (2,570)
Add: Additional Paid-In Capital	-	32,981	-	32,981
Less: Current Year Net (Loss)	-	-	(17,032)	(17,032)
Balance - December 31, 2004	$ 10,000	$ 39,883	$ (36,504)	$ 13,379

INVESTMENT NETWORK, INC.
Statement of Changes in Liabilities Subordinated to Claims of Creditors
For Year Ended December 31, 2004

	Note Payable Shareholder
Subordinated Liabilities - January 1, 2004	$ 75,000
Increase (Decrease) To Note Payable Shareholder	-
Subordinated Liabilities - December 31, 2004	$ 75,000

INVESTMENT NETWORK, INC.
Statement of Cash Flows
For Year Ended December 31, 2004

Cash Flows from Operating Activities:

Net (Loss)	$ (17,032)
Adjustments to Reconcile Net (Loss) to Net Cash	
Provided by Operating Activities:	
Depreciation	1,342
Amortization	90
(Increase) Decrease in:	
Deposit With Clearing Organization	(142)
Accounts Receivable - Trade	(12,024)
Prepaid Expenses	(1,374)
Increase (Decrease) in:	
Accounts Payable - Commissions	9,917
Accrued and Withheld Payroll Taxes	216
Net Cash (Used) by Operating Activities	(19,007)

Cash Flows from Financing Activities:

Additional Paid in Capital	32,981
Net Cash Provided by Financing Activities	32,981
Net Increase in Cash	13,974
Cash at January 1, 2004	16,491
Cash at December 31, 2004	$ 30,465

The Accompanying Notes Are An Integral Part of These Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Investment Network, Inc. (Company) was incorporated under the laws of the State of Ohio on April 24, 2003. The Company is a securities brokerage firm that also offers investment advisory services. On October 1, 2003, the Company became a member of the National Association of Security Dealers, Inc. (NASD). The Company's main office is located in Fairlawn, Ohio.

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of the S corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Amortization of Goodwill
The organization costs of establishing the Company have been capitalized and are being amortized over five years on a straight-line basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - ACCOUNTS RECEIVABLE - TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C – OFFICE EQUIPMENT

Office equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $1,342 for the year ended December 31, 2004. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE D – DEPOSIT WITH CLEARING ORGANIZATION

A deposit totaling $50,180 at December 31, 2004 represents an interest bearing account held by Mesirow Financial, Inc., the clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE E – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at December 31, 2004, consisted of the following:

Note Payable-Shareholder, 3 1/2%, due December 31, 2006. $75,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $81,911, which was $31,911 in excess of its required net capital of $50,000. The Company's net capital ratio was .13 to I.

SUPPLEMENTARY INFORMATION

INVESTMENT NETWORK, INC.
Schedule of Operating Expenses
For Year Ended December 31, 2004

Accounting	$	248
Amortization		90
Bank Changes		281
Computer Support		362
Depreciation		1,342
Error Expense		246
Insurance		2,855
Miscellaneous		391
Office Supplies		18
Postage and Delivery		649
Professional Development		150
Payroll Taxes		2,177
Promotion & Advertising		345
Recruiting		2,250
Regulatory Fees & Licenses		13,830
Wages		20,755
TOTAL OPERATING EXPENSES	$	45,989

INVESTMENT NETWORK, INC
Computation of Net Capital
December 31, 2004

NET CAPITAL COMPUTATION

Total Stockholder's Equity from December 31, 2004 Financial Statements	$	13,379
Add: Liabilities Subordinated to Claims of General Creditors		-
Note Payable - Shareholder		75,000
Less: Nonallowable Assets		
Prepaid Expenses		(1,374)
Net Office Equipment		(4,794)
Organization Costs - Net of Amortization		(300)
NET CAPITAL		81,911
Less: Minimum Dollar Net Capital Requirement		50,000
EXCESS NET CAPITAL	$	31,911
EXCESS NET CAPITAL AT 1000%	$	80,835
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.13 TO 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

Investment Network, Inc. used Mesirow Financial, Inc. during the year ended December 31, 2004 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, Investment Network, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Investment Network, Inc. used Mesirow Financial, Inc. for possession of customer funds and as custodians for all customer securities on a fully disclosed basis during the year ended December 31, 2004. Accordingly, Investment Network, Inc. is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of Investment Network, Inc., for the year ended December 31, 2004, did not disclose any material differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

BOARD OF DIRECTORS
INVESTMENT NETWORK, INC.
FAIRLAWN, OHIO

We have examined the financial statements of Investment Network, Inc. for the year ended December 31, 2004, and have issued our report thereon dated February 21, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Board of Directors
Investment Network, Inc.
Page 2

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Investment Network, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 21, 2005